UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

New Asia Holdings, Inc.
(Exact name of registrant as specified in its charter)
Nevada	45-0460095
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
80 Tras Street #01-03, Singapore 079019
(Address of principal executive offices) (Zip code)
+65 6820-8885
(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQURIED IN CONNECTION WITH THE SCHEDULE 14F-1. NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

June 18, 2024

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share (the “Common Stock”), of New Asia Holdings, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF NEW ASIA HOLDINGS, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed share exchange to be completed by and among the Company, Olenox Corp., a Wyoming corporation (“Olenox”), and Marble Trital Inc., as the sole shareholder of Olenox (the “Shareholder”). This proposed share exchange will occur pursuant to a Share Exchange Agreement entered into by and among the Company, Olenox and the Shareholder (the “Exchange Agreement”). This Information Statement is being mailed on or about June 18, 2024 to the holders of record of our Common Stock as of May 15, 2024.

The terms of the Exchange Agreement provide, among other things, that all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Olenox will be exchanged for 224,305,833 shares of common Stock, par value $0.001 per share, of the Company.

The Exchange Agreement also contemplates a change in the majority of the Board at the Closing (as defined in the Exchange Agreement), which will be no earlier than the eleventh day following the date this Schedule 14f-1 is filed with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the Exchange Agreement, immediately following the Closing, the Board, which currently consists of Lin Kok Peng and Jose A. Capote, will elect Michael McLaren to serve on the Board, and Lin Kok Peng and Jose A. Capote will resign from all officer and director positions with the Company, as applicable.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety to the full text of the Exchange Agreement, which has been filed as Exhibit 10.1 to that certain Current Report on Form 8-K of the Company filed with the SEC on April 22, 2024.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of May 15, 2024 on or about June 18, 2024.

Please read this Information Statement carefully. It describes the terms of the proposed Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Exchange. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of May 15, 2024, there were 75,288,667 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of a Exchange Agreement by and among the Company, Merger Sub and Olenox, at the Closing of the Exchange, Olenox will become our wholly-owned subsidiary.

The transactions contemplated by the Exchange Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former Olenox stockholders will be issued in reliance upon exemptions from registration pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D.

As described above, the Exchange Agreement contemplates a change in the majority of the Board at the Closing, which will be no earlier than the New Board Effective Date. Pursuant to the terms of the Exchange Agreement, at the Closing, the Board, which currently consists of Lin Kok Peng and Jose A. Capote, will elect Michael McLaren to serve on the Board, and Lin Kok Peng and Jose A. Capote will resign from all officer and director positions with the Company, as applicable. Because of the issuance of securities contemplated by the Exchange Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the Exchange Agreement is subject to the satisfaction of the conditions to closing to be set forth in the Exchange Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the Exchange will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officer and directors and our proposed executive officers and directors after completing the transactions contemplated by the Exchange Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Olenox prior to the New Board Effective Date.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officer:

Name	Age	Positions
Lin Kok Peng	52	Chief Executive Officer, Chief Financial Officer, Chairman of the Board, and Director
Jose A. Capote	63	Vice President and Secretary, appointed as Director on March 3, 2023.

Lin Kok Peng

Since 2005, Dr. Lin has been an entrepreneur and a managing director of several property investment and construction interior consultancy firms. He leads over 10 companies and has over 10 years of experience in property, construction and investments. Dr. Lin brings strategic focus, vision and excellent judgment to his companies. With more than 10 years of experience across a wide variety of industries, he is able to make a significant impact on the profitability and growth of his companies. Dr. Lin led his first start up business (Free Space Intent) from a small construction interior consultancy firm to currently one of the largest construction interior consultancy firms in Singapore. Since 2014, Dr. Lin has served as Managing Director of Rock Capital Limited. Since 2012, he has served as Director of Goldin Shipping Pte Ltd and Managing Director of Klin Capital Resources Pte Ltd.

Dr. Lin holds a Masters degree in Business Administration from De Lasalle University, and a Ph.D. from Camden University in Kuala Lumpur.

Dr. Lin has received the Entrepreneur of the Year Award (EYA), the oldest Award in Singapore that salutes and honors local entrepreneurs who have shown outstanding performance as business owners, be it emerging or established enterprises, in their chosen field of entrepreneurship, several times since 2010.

Jose A. Capote

Mr. Capote has over 30 years of experience in project engineering, project development, and business development within the energy and environmental management, waste to energy, renewable/alternative energy, nuclear energy, and industrial/infrastructure markets.

Since 2001, Mr. Capote has been responsible for the implementation and management of large-scale waste to energy projects in Southeast Asia (Malaysia, Thailand), including MSW waste to energy, medical waste to energy, palm oil waste to energy and natural fibers. In 2001, he was the founding member of PEAT International Inc, a company specializing in the development and deployment of thermal plasma technology for the conversion of a wide range of industrial, municipal and hazardous wastes into useful resources and energy. In this company, he led technology transfer efforts with local specialty contractors in India and Taiwan and led the implementation of several waste to energy projects in India and Taiwan. From 1994 through approximately 2000, Mr. Capote was Senior Vice President for IDM Environmental Inc, a mid-sized U.S. public company, where he led in the development of the company’s business in the areas of hazardous and nuclear contaminated facility cleanups and decommissioning (including establishing as a leading provider of hands-on remediation/decommissioning services to the U.S. Department of Energy and plant relocation services. Previously, Mr. Capote held several senior positions at Burns and Roe Inc, a large, multi-national, engineering and construction firm specializing in the design and construction of nuclear, conventional and waste to energy power plants. Mr. Capote received Engineering Science Degrees in Nuclear and Mechanical Engineering from Columbia University.

Executive Officers and Directors Following the Exchange

Upon the consummation of the Exchange, the following individuals are expected to be named to the Board and executive management of the Company. Pursuant to the terms of the Exchange Agreement, at the Closing, the Board, which currently consists Lin Kok Peng and Jose A. Capote, will elect Michael McLaren to serve on the Board, and Lin Kok Peng and Jose A. Capote will resign from all officer and director positions with the Company, as applicable.

Name	Age	Positions
Michael McLaren	61	Chief Executive Officer and member of the Board

Michael McLaren. Chief Executive Officer, Director. Mr. McLaren has been in the energy industry for more than 30 years. Mr. McLaren has been the CEO of Cycle Energy since 2015 and the CEO of Olenox since February 2023. He has a Masters Degree in Science and a Masters Degree in Business from the University of British Columbia. Mr. McLaren wrote, together with Dr. Olev Trass, several publications on Selective Oil Agglomeration for Ecological Benefits, Coal Water Oil Fuel (CWF), and the preparation of various fuels for clean coal energy.

Terms of Office

The Company’s directors and officers have been appointed or will be appointed following the Exchange. The officers will be appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. The directors will be appointed for one-year terms or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the Exchange, other than our chief executive officer.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

The Company pays Mr. Capote, the Company’s Secretary and Vice President, consulting fees for acting in such capacities. The Company incurred such expenses in the amount of $18,000 and $18,000 for the years ended December 31, 2023 and December 31, 2022, respectively.

The Company pays Momentum, a Singapore private company owned and controlled by Dr. Lin Kok Peng, Chairman and CEO of the Company, fees for the rental of office space and for administrative services in its Singapore headquarters. The Company incurred such expense in the amount of $42,982 and $44,847 for the years ended December 31, 2023 and 2022, respectively.

In November 2015, Magdallen Quant Pte Ltd (“MQL”), a wholly owned subsidiary of the Company, entered into a Software License Agreement with New Asia Momentum Limited (“NAML”), a company owned and controlled by the Company’s Chairman and CEO, Dr. Lin Kok Peng. In consideration of MQL’s performance, NAML agreed to pay MQL in accordance with the following provisions:

License and Other Fixed Price Fees as set forth below:

•License fees shall be based on profits from the end users’ accounts. The license fee shall be calculated as follows:

oWhere the assets under management (“AUM”) from all end users is less than $10 million, 15% only of the profits from the end users' accounts.

oIf the AUM from all end users exceed $10 million, MQL’s fees shall be separately agreed on between MQL and client, and if MQL and the client are unable to agree on such apportionment, MQL shall still be entitled to 15% only of the profits from the end users’ accounts;

oOn every anniversary date of the Software License Agreement, parties will review the performance of the licensed software and may by mutual agreement between MQL and the client vary the license fee.

•Time & Material Fees: The charges for performance of any T&M tasks due to work orders will be billed monthly for charges incurred in the previous monthly period and are due and payable within 30 days of the date of the invoice. Expenses may include, but are not limited to, reasonable charges for materials, office and travel expenses, graphics, documentation, research materials, computer laboratory and data processing, and out-of-pocket expenses reasonably required for performance. Expenses for travel and travel-related expenses and individual expenses in excess of $500 require the prior approval of client.

MQL had an accounts receivable balance with NAML of $0, and $0 as of December 31, 2023 and 2022, respectively. MQL was dissolved in February 2, 2023 and the License Agreement was also terminated at that time.

In connection with the Exchange, the Company’s Chairman and CEO, Dr. Lin Kok Peng has agreed to cancel certain debts owed to him by the Company pursuant to the Debt Forgiveness and Redemption Agreement attached to the Exchange Agreement.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, none of our directors be considered independent. In addition, following the Exchange,  Michael McLaren would not be considered independent as he will serve as an executive officer of the Company.

Board Meetings; Annual Meeting Attendance

The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2024. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2020 through two unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not currently have a diversity policy, hedging policy in respect of our Common Stock, or insider trading policies and procedures.  After the Exchange is consummated, we expect to further consider the implementation of these and other Company policies in furtherance of our corporate governance efforts.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Exchange, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Lin Kok Peng currently serves as our CEO, CFO, President, Treasurer, and Director. Jose A. Capote serves as Vice President, Secretary and Director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the Exchange and on the New Board Effective Date, the Board will initially be comprised of Michael McLaren as our sole director.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board

Stockholders may send communications to the Board by writing to New Asia Holdings, Inc., 80 Tras Street #01-03, Singapore, Attention: Board of Directors. Following the Exchange, stockholders may send communications to the Board by writing to Olenox Inc., 205 S Bailey Steet, Electra, Texas 76360, Attention: Board of Directors.

Executive Compensation

No officer or director has received any compensation from the Company, except for Mr. Capote who was to receive $18,000 in each of the years ended December 31, 2023 and 2022. Until the Company secures additional SaaS contracts, implements expected new business solutions as described above, and begins to accrue revenues, it is not anticipated that any officer, other than Mr. Capote, or any director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

2023 SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lin Kok Peng,
Chief Executive Officer and Chief Financial Officer	2023	-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2022	-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

Jose A. Capote
Vice President and Secretary	2023	18,000	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$18,000
	2022	18,000	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$18,000

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the Exchange, we may assume Olenox’s existing equity incentive plan and concurrently amend and restate such plan or we may adopt a plan proposed by Olenox which would be effective upon completion of the Exchange.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are required to disclose certain information about the relationship between the compensation actually paid to our named executive officers (“NEOs”) and certain measures of Company performance. The table below shows compensation actually paid (as defined by the SEC in Item 402(v) of Regulation S-K) for our executives and our financial performance for the years shown in the table. For purposes of this discussion, our CEO is also referred to as our principal executive officer or “PEO”, and our other Named Executive Officers are referred to as our “Non-PEO NEOs”.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Year	Summary Compensation Table Total for PEO	Compensation Actually Paid To PEO	Average, Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Paid to Non-PEO NEOs	Value of Initial Fixed $100 investment Based on Total Shareholder Return	Net Income (Loss)(in Thousand)
2023	$0	$0	$18,000	$18,000	$293.29	$(154)
2022	$0	$0	$18,000	$18,000	$123.84	$(187)

(1)The PEO and other NEOs for the indicated years were as follows:

Year	PEO	Non-PEO NEOs
2023	Lin Kok Peng	Jose A. Capote
2022	Lin Kok Peng	Jose A. Capote

Compensation actually paid to our NEOs represents the “Total” compensation reported in the Summary Compensation Table for the applicable fiscal year, without adjustment as such compensation consists of cash only and does not include any equity awards of the Company.

Relationship Between Financial Performance Measures

The following describes the relationship between compensation actually paid to our PEOs and the average of compensation actually paid to our remaining NEOs with (i) our cumulative total stock return (“TSR”) and (ii) our net loss.

Our executive compensation program has only consisted of cash compensation as noted above. More specifically, Mr. Capote received cash compensation only in the amount of $18,000 in each of the fiscal years ended December 31, 2022 and December 31, 2023.  As a result of these arrangements, compensation actually paid to our PEO during such fiscal years has been zero and the average of compensation actually paid to our remaining NEOs has been $18,000 in each of such fiscal years. Consequently, the relationship between such compensation actually paid, on the one hand, and each of TSR and our net loss, on the other hand, has been minimal from a financial perspective. More specifically, the compensation actually paid to Mr. Capote remained constant even though our cumulative TSR increased 236.830% and our net loss decreased 17.647% when comparing the Company’s financial performance in fiscal year 2023 to fiscal year 2022.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Exchange

The following table sets forth the number of shares of our Common Stock beneficially owned as of May 15, 2024 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of May 15, 2024, 75,288,667 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Named Executive Officers and Directors:
Lin Kok Peng	41,945,908	55.71%
Jose A. Capote	759,084	1.01%
Allister Lim Wee Sing	—	0.0%
All officers and directors as a group (3 persons)	42,704,992	56.72%

Other 5% Stockholders:
Anthony Ng Zi Qin	10,716,900	14.29%

(1)On May 15, 2024, there were 75,288,667 shares of our common stock outstanding and no shares of Preferred Stock issued and outstanding. In determining the percent of common stock owned by a person on May 15, 2024: (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 75,288,667 shares of common stock outstanding on May 15, 2024, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities. As of May 15, 2024, we have no outstanding stock warrants or outstanding stock options.

(2)Under applicable SEC rules, a person is deemed the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

Following the Exchange

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the Exchange, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director, director-elect and named executive officer of the Company and (iii) all officers, directors and directors-elect as a group..

One or more persons in the table below may purchase shares of Common Stock in the private placement offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the private placement offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the private placement offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is Olenox Inc., 205 S Bailey Steet, Electra, Texas 76360.

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned (#)(1)	Percentage of Common Stock Beneficially Owned (%)(1)
Greater than 5% Stockholders
Marble Trital Inc. (2)		224,305,833	74.87%
Lin Kok Peng (3)		41,945,908	14.00%

Directors and Named Executive Officers
Michael McLaren (2)	CEO/Director	224,305,833	74.87%

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned (#)(1)	Percentage of Common Stock Beneficially Owned (%)(1)
Greater than 5% Stockholders
MarbleTrital Inc. (2)		224,305,833	74.87%
Lin Kok Peng (3)		41,945,908	14.00%

Directors and Named Executive Officers
Michael McLaren (2)	CEO/Director	224,305,833	74.87%

(1) Based on a total of 299,594,500 shares of common stock outstanding after completion of the Exchange.

(2) Michael McLaren is the sole stockholder of Marble Trital Inc.

(3) The address for Lin Kok Peng is 80 Tras Street #01-03, Singapore 079019

Changes in Control

Except as contemplated by the Exchange Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at: Yacht Finders, Inc., 41 Ulua Place Haiku, Hawaii 96708, Attention: Board of Directors.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 18, 2024	New Asia Holdings, Inc.

	By:	/s/ Lin Kok Peng
Name: Lin Kok Peng
Title: Chief Executive Officer